                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of August 2000

                           PETROLEUM GEO-SERVICES ASA
                 (Translation of registrant's name into English)

                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F |X| Form 40-F
                                    ---           ---

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes       No |X|
                                     ---      ---

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         You should read the discussion under this caption in conjunction with our consolidated financial statements and the related notes we have previously filed with the Securities and Exchange Commission and those included elsewhere in this report. This discussion is based upon, and such financial statements have been prepared in accordance with, United States generally accepted accounting principles. The following information contains forward-looking statements. You should refer to the section captioned "Forward-Looking Information" in our most recent annual report on Form 20-F for cautionary statements related to forward-looking statements.

Second Quarter of 2000 Compared with Second Quarter of 1999

         Revenue for the second quarter of 2000 of $236.4 million represented a 19% increase over 1999 second quarter revenue of $199.3 million. The geophysical services group contributed $123.3 million of 2000 second quarter revenue, an increase of $5.4 million over the same period of 1999, primarily due to improved pricing in the contract seismic market, partially offset by lower period over period multi-client sales revenue. Multi-client sales represented $61.2 million of total geophysical services revenue for the second quarter of 2000, a decrease of $7.0 million over the same period of the prior year. Production services revenue for the 2000 second quarter was $113.1 million, an increase of 39% as compared to the same period of 1999. This increase was primarily due to revenue from the Petrojarl Varg, acquired in July 1999, and higher revenue from the operations of Atlantic Power Group Limited, the Petrojarl Foinaven and the Petrojarl 1, which is currently employed at the Kyle field under an early production contract.

         Cost of sales increased by $26.1 million, or 33%, from the second quarter of 1999 to the second quarter of 2000. This increase primarily reflects greater activity in our production services business, as noted above, and an increase in the portion of our geophysical services business performing contract work. This latter factor resulted in a reduction in amounts allocated to the multi-client library in the 2000 second quarter as compared to the same period of 1999.

         Depreciation and amortization for the 2000 second quarter increased by $3.4 million, or 5%, from the same period of 1999. This increase was primarily due to greater activity in our production services business and an increase in the portion of our geophysical services business performing contract work, partially offset by lower amortization of our multi-client library (although the amortization rate of 57% for the 2000 second quarter remained relatively unchanged from prior periods) due to lower multi-client sales as compared to the same period of 1999.

         Selling, general and administrative costs for the 2000 second quarter increased by 10% over such costs for the 1999 second quarter. The increase was generally due to increased activity in the production services business in the 2000 second quarter as compared to the same period of 1999. As a percentage of revenue, these costs declined to 8% in the 2000 second quarter from 9% in the 1999 second quarter.

         There were no unusual items during the 2000 second quarter. Net unusual items for the 1999 second quarter included $7.0 million in asset impairments caused by market conditions at that time.

         Operating profit for the three months ended June 30, 2000 was $42.1 million, resulting in an operating profit margin of 18%, an increase from 17% for the same period of 1999 before unusual items. For the three months ended June 30, 2000, operating profit from the geophysical services and production services segments was $14.7 million and $27.4 million, respectively.

         Net financial expense for the 2000 second quarter was $12.0 million greater than the comparable 1999 second quarter expense. The increase resulted primarily from our issuance in July 1999 of $200 million principal amount of senior notes related to the acquisition of the Petrojarl Varg and generally higher average levels of indebtedness during the 2000 second quarter.

         Other income, net for the three months ended June 30, 2000 decreased by $7.0 million as compared to the same period of 1999. Other income, net for the second quarter of 1999 included a $9.7 million U.K. lease gain associated with the Ramform Vanguard, which was delivered in April of 1999. No such gains were recorded during the second quarter of 2000.

         An income tax benefit was provided on results from operations in the 2000 second quarter as a result of (1) losses relating to operations in high-tax jurisdictions resulting from the current conditions in the oilfield services market, and (2) significant income earned in low or no-tax jurisdictions. Since our tax structure generates tax benefits under less than favorable market conditions, we expect to continue recording tax benefits as long as market conditions remain depressed.

Six Months ended June 30, 2000 Compared with the Six Months ended June 30, 1999

         First half 2000 revenue of $449.1 million represented a 29% increase over 1999 first half revenue of $348.0 million. The geophysical services group contributed $225.0 million of 2000 first half revenue, an increase of 18% over the same period of 1999, primarily due to improved pricing in the contract seismic market and higher period over period multi-client sales revenue. Multi-client sales represented $117.5 million of total geophysical services revenue for the first half of 2000, an increase of $12.7 million from the same period of the prior year. Production services revenue for the first half of 2000 was $224.1 million, an increase of 42% as compared to the same period of 1999. This increase was primarily due to revenue from the Petrojarl Varg, acquired in July 1999, and higher revenue from the operations of Atlantic Power Group Limited, the Petrojarl Foinaven and the Ramform Banff.

         Cost of sales increased by $66.0 million, or 47%, from the first half of 1999 to the same period of 2000. This increase primarily reflects greater activity in our production services business, as noted above, and an increase in the portion of our geophysical services business performing contract work. This latter factor resulted in a reduction in amounts allocated to the multi-client library in the first half of 2000 as compared to the same period of 1999.

         Depreciation and amortization for the first six months of 2000 increased by $22.3 million, or 21%, from the same period of 1999. This increase was primarily due to greater activity in our production services business and an increase in the portion of our geophysical services business performing contract work, as noted above, and higher amounts of multi-client amortization due to higher period over period multi-client sales. The multi-client amortization rate for the first half of 2000 was 57%, consistent with prior periods.

         Selling, general and administrative costs for the first half of 2000 increased by 7% over such costs for the first half of 1999. The increase was generally due to increased activity in the production services business in the first half of 2000 as compared to the same period of 1999. As a percentage of revenue, these costs declined to 8% in the first half of 2000 from 10% in the first half of 1999.

         There were no unusual items during the first half of 2000. Net unusual items for the first six months of 1999 included $52.1 million in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, and $15.9 million in asset impairments caused by market conditions at that time.

         Operating profit for the six months ended June 30, 2000 was $69.2 million, resulting in an operating profit margin of 15%, unchanged from the same period of 1999 before unusual items. For the six months ended June 30, 2000, operating profit from the geophysical services and production services segments was $21.1 million and $48.1 million, respectively.

         Net financial expense for the first half of 2000 was $63.2 million, which was $22.3 million greater than the comparable 1999 period. The increase resulted primarily from our issuance in July 1999 of $200 million principal amount of senior notes related to the acquisition of the Petrojarl Varg and generally higher average levels of indebtedness during the first half of 2000.

         Other income, net for the six months ended June 30, 2000 decreased by $15.3 million as compared to the same period of 1999. Other income, net for the 1999 period included $19.1 million of U.K. lease gains associated with the Ramform Victory and the Ramform Vanguard, which were delivered in January and April of 1999, respectively. No such gains were recorded during the first half of 2000.

         An income tax benefit was provided on results from operations in the first half of 2000 as a result of (1) losses relating to operations in high-tax jurisdictions resulting from the current conditions in the oilfield services market, and (2) significant income earned in low or no-tax jurisdictions. Since our tax structure generates tax benefits under less than favorable market conditions, we expect to continue recording tax benefits as long as the market conditions remain depressed.

FINANCIAL CONDITION

Capital Requirements

         Our future capital requirements consist primarily of capital expenditures related to:

         o seismic vessels and equipment

         o floating production, storage and offloading vessels and equipment

         o investments in our 3D multi-client library

         o computer processing, data management and reservoir processing equipment

         o working capital related to the growth and seasonal nature of our business.

         In prior years, our capital requirements have related not only to normal, ongoing equipment replacement and refurbishment needs, but also to increases in capacity, primarily for seismic data acquisition operations and floating production, storage and offloading operations. During 2000, we expect to significantly reduce capital expenditures related to capacity additions.

         Capital expenditures of $14.8 million and $34.9 million in the second quarter and first six months of 2000 related primarily to ongoing maintenance capital expenditures for our seismic business and selected investments in our existing production services business.

         During the second quarter and the first six months of 2000, we invested $61.5 million and $133.4 million, respectively, in our multi-client library, primarily in strategic, deepwater seismic surveys in Brazil and in the West African and Asia Pacific regions. These investments reflect our evaluation of the future market demand for non-exclusive surveys.

         We believe that our multi-client investment provides a valuable future revenue base. All of the seismic data in our multi-client data library is 3D or multi-component geophysical information, and we have acquired approximately 90% of the data in the last 30 months. Most of our seismic data is located in deepwater areas in the Gulf of Mexico, West Africa, Brazil, Norway, West of Shetlands, Egypt and Australia. In addition, we maintain a sizeable database in the gas prone areas on the continental shelves in the Gulf of Mexico, the UK sector of the North Sea, Norway, Indonesia and certain areas in the Middle East. We believe our current data library is one of the largest and newest 3D seismic databases available in the industry.

         A substantial amount of our capital expenditures and investment in multi-client library is discretionary. We have reduced such expenditures during the first half of 2000 as compared to the same period of 1999, and we expect to continue this trend for the second half of 2000. We currently do not have any major commitments for future capital expenditures. However, we intend to pursue additional opportunities to provide floating production, storage and offloading systems and advanced geophysical services to our customers. We expect that any investment in floating production assets will be subject to obtaining long-term contracts for those assets.

Capital Resources and Liquidity

         We have historically financed our activities through cash flows from operations, bank credit facilities, equity financing and the issuance of debt.

         At June 30, 2000, we had $160.0 million in available committed revolving credit facilities.

         We expect to finance our future capital expenditures, multi-client investments and working capital needs through a combination of operating cash flows, sales of non-core assets, bank credit facilities, equity offerings and debt financing. We cannot assure you that such sources of funds will be available in the future or be available at costs acceptable to us. As a result, in addition to analyzing operating market conditions and/or the award of long-term contracts, we routinely analyze available sources of financing before committing to significant capital expenditures.

         We believe that cash on hand, operating cash flows and our available bank credit facilities will be adequate to meet our current commitments for capital expenditures, anticipated multi-client investments and working capital requirements.

LEGAL PROCEEDINGS

         We are the defendant in a lawsuit filed in the UK by a subsidiary of DSND Sondenfjeldske ASA ("DSND"), a company that was engaged to perform certain subsea services for the Banff Field development. In 1998, we terminated the contract relating to the Banff development and have been invoiced by DSND for certain costs related to the subsea and riser installation work on the Ramform Banff, which we have disputed. In July 2000, the court awarded DSND 9.5 million pounds sterling in the first claim of the case. The remaining claims outstanding involve a claim by DSND for an additional 7.5 million pounds sterling and our counterclaim against DSND for 10.4 million pounds sterling. We intend to vigorously pursue our counterclaims and legal defenses in the second and third phases, which are currently scheduled to be heard in November 2000 and April 2001, respectively. We do not expect the ultimate resolution of this litigation to have a material adverse impact on our results of operations or financial position.

                           Petroleum Geo-Services ASA
                       Consolidated Income Statements (5)

                                                           Quarter ended                    Six months ended           Year ended
                                                              June 30,                           June 30,             December 31,
                                                   ---------------------------       ---------------------------      ------------
(In thousands of dollars,                              2000            1999              2000            1999             1999
 except for share data)                            -----------      ----------       -----------      ----------       ----------
 Revenue                                           $   236,389      $  199,336       $   449,119      $  348,000       $  788,160
                                                   -----------      ----------       -----------      ----------       ----------
 Cost of sales                                         104,743          78,687           207,455         141,428          333,060
 Depreciation and amortization                          68,046          64,632           129,686         107,342          238,576
 Research and technology costs                           2,614           5,400             5,271          11,069           15,859
 Selling, general and administrative costs              18,928          17,230            37,508          34,997           71,738
 Unusual items (1)                                           -           7,000                 -          67,989           89,855
                                                   -----------      ----------       -----------      ----------       ----------
     Total operating expenses                          194,331         172,949           379,920         362,825          749,088
                                                   -----------      ----------       -----------      ----------       ----------
 Operating profit                                       42,058          26,387            69,199         (14,825)          39,072
 Financial expense, net (4)                            (33,257)        (21,235)          (63,194)        (40,884)         (95,969)
 Other income, net (2)                                   2,361           9,358             5,172          20,485           18,715
                                                   -----------      ----------       -----------      ----------       ----------
 Income (loss) before income taxes and
     cumulative effect of accounting change             11,162          14,510            11,177         (35,224)         (38,182)
 Provision (benefit) for income taxes                   (3,114)          2,671            (9,758)        (12,628)         (41,890)
                                                   -----------      ----------       -----------      ----------       ----------
 Income (loss) before cumulative effect
     of accounting change                               14,276          11,839            20,935         (22,596)           3,708
 Cumulative effect of accounting change, net (3)             -               -                 -         (19,977)         (19,977)
                                                   -----------      ----------       -----------      ----------       ----------
     NET INCOME (LOSS)                             $    14,276      $   11,839       $    20,935      $  (42,573)      $  (16,269)
                                                   ===========      ==========       ===========      ==========       ==========
 Basic earnings (loss) per share before
     cumulative effect of accounting change        $      0.14      $     0.13       $      0.21      $    (0.25)      $     0.04
 Cumulative effect of accounting change, net(3)              -               -                 -           (0.22)           (0.21)
                                                   -----------      ----------       -----------      ----------       ----------
 Basic earnings (loss) per share                   $      0.14      $     0.13       $      0.21      $    (0.47)      $    (0.17)
                                                   ===========      ==========       ===========      ==========       ==========
 Diluted earnings (loss) per share before
     cumulative effect of accounting change        $      0.14      $     0.13       $      0.20      $    (0.25)      $     0.04
 Cumulative effect of accounting change, net(3)              -               -                 -           (0.22)           (0.21)
                                                   -----------      ----------       -----------      ----------       ----------
 DILUTED EARNINGS (LOSS) PER SHARE (6)             $      0.14      $     0.13       $      0.20      $    (0.47)      $    (0.17)
                                                   ===========      ==========       ===========      ==========       ==========
 Basic shares outstanding                          101,879,153      89,811,489       101,758,404      89,680,376       94,767,967
                                                   -----------      ----------       -----------      ----------       ----------
 Diluted shares outstanding                        103,462,345      90,911,574       103,079,705      89,680,376       95,840,199
                                                   ===========      ==========       ===========      ==========       ==========

NOTES:

(1) Unusual items for the year ended December 31, 1999 includes $74.0 million (of which $52.1 million was incurred in the first quarter of 1999) in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million (of which $8.9 million and $7.0 million were incurred in the first and second quarters of 1999, respectively) in asset impairments caused by market conditions.

(2) Other income, net for 1999 includes $19.1 million (of which $9.4 million and $9.7 million were received in the first quarter and second quarters of 1999, respectively) in UK lease gains related to the Ramform Victory and the Ramform Vanguard, which were delivered in January and April of 1999, respectively.

(3) Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, the Company has recognized a charge to income of $28.0 million ($20 million net of tax) as the cumulative effect of the change in accounting principle.

(4) For information regarding $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999. Financial expense, net for the second quarter and the six months ended June 30, 2000 and the year ended December 31, 1999, includes $3.7 million, $7.4 million, and $7.7 million, respectively, in minority interest expense related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at the rate of 9.625% per year and mature on June 30, 2039. As of June 30, 2000, the trust held $148.2 million principal amount of such debentures.

(5) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

(6) Earnings per share before unusual items and UK lease gains for the second quarter of 1999 was $0.11.

                           Petroleum Geo-Services ASA
                         Consolidated Balance Sheets (5)

                                                                                    June 30,                 December 31,
(In thousands of dollars, except for share data)                                      2000                      1999
                                                                                   -----------               -----------
ASSETS
Cash and cash equivalents                                                          $    49,119               $    63,044
Accounts receivable, net                                                               274,361                   240,634
Other current assets                                                                   121,787                    94,926
                                                                                   -----------               -----------
    Total current assets                                                               445,267                   398,604
Multi-client library, net                                                              910,476                   816,423
Property and equipment, net                                                          2,382,470                 2,429,848
Goodwill and other long-term assets, net                                               538,190                   531,776
                                                                                   -----------               -----------
    TOTAL ASSETS                                                                   $ 4,276,403               $ 4,176,651
                                                                                   ===========               ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt and current portion of long-term debt and
    capital lease obligations                                                      $    65,182               $    22,409
Accounts payable and accrued expenses                                                  198,550                   232,277
Income taxes payable                                                                     9,857                     9,805
                                                                                   -----------               -----------
    Total current liabilities                                                          273,589                   264,491
Long-term debt                                                                       2,074,870                 1,986,143
Long-term capital lease obligations                                                      8,545                    12,387
Other long-term liabilities                                                            103,839                   104,737
Deferred income taxes                                                                   71,784                    79,852
                                                                                   -----------               -----------
    Total liabilities                                                                2,532,627                 2,447,610
                                                                                   -----------               -----------
Commitments and contingencies
Guaranteed preferred beneficial interest in PGS junior
    subordinated debt securities (4)                                                   139,623                   139,164
Shareholders' equity:
    Common stock, par value NOK 5; issued and outstanding
      102,110,087 and 101,609,587 shares at June 30, 2000
      and December 31, 1999, respectively                                               70,409                    70,126
    Additional paid-in capital                                                       1,213,631                 1,208,873
    Retained earnings                                                                  348,320                   327,385
    Accumulated other comprehensive loss                                               (28,207)                  (16,507)
                                                                                   -----------               -----------
    Total shareholders' equity                                                       1,604,153                 1,589,877
                                                                                   -----------               -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $ 4,276,403               $ 4,176,651
                                                                                   ===========               ===========

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (5)

                                                                         Quarter ended          Six months ended         Year ended
                                                                            June 30,                 June 30,           December 31,
                                                                     ---------------------    ----------------------    -----------
(In thousands of dollars)                                              2000         1999         2000        1999          1999
                                                                     --------    ---------    ---------    ---------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                $ 14,276    $  11,839    $  20,935    $ (42,573)   $   (16,269)
    Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
       Depreciation and amortization charged to expense                68,046       64,632      129,686      107,342        238,576
       Non-cash charges                                                  --          7,000         --         88,050         83,805
       Provision for deferred income taxes                             (3,114)       2,671       (9,758)     (20,773)       (53,471)
       Working capital changes and other items                        (98,447)     (88,562)    (103,983)     (40,478)       (51,963)
                                                                     --------    ---------    ---------    ---------    -----------
    Net cash provided by operating activities                         (19,239)      (2,420)      36,880       91,568        200,678
                                                                     --------    ---------    ---------    ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in multi-client library                                (61,531)     (80,387)    (133,426)    (184,028)      (338,718)
    Capital expenditures                                              (14,832)    (109,222)     (34,924)    (243,716)      (667,869)
    Other items, including net proceeds from UK leases                 (4,137)       4,540       (6,872)      11,710          5,496
                                                                     --------    ---------    ---------    ---------    -----------
    Net cash used in investing activities                             (80,500)    (185,069)    (175,222)    (416,034)    (1,001,091)
                                                                     --------    ---------    ---------    ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net proceeds from issuance of long-term debt                         --           --        223,845         --          195,712
    Net proceeds from issuance of guaranteed preferred beneficial
      interest in PGS junior subordinated debt securities                --        138,914         --        138,914        138,914
    Net proceeds from issuance of common stock                          3,485        3,488        5,040        3,736        220,024
    Repayment of long-term debt                                        (4,831)      (6,107)      (8,657)     (13,126)       (29,924)
    Net increase (decrease) in revolving and short-term debt           95,996       33,982      (83,913)     188,187        283,334
    Principal payments under capital lease obligations                 (1,871)      (4,795)      (3,675)      (9,871)       (13,437)
    Lease financing of owned equipment                                   --          8,812         --          8,812         15,512
    Other items                                                        (8,068)        --         (8,068)        --             --
                                                                     --------    ---------    ---------    ---------    -----------
    Net cash provided by financing activities                          84,711      174,294      124,572      316,652        810,135
                                                                     --------    ---------    ---------    ---------    -----------
    Effect of exchange rate changes in cash and cash equivalents          (86)         (22)        (155)          34             49
    Net increase (decrease) in cash and cash equivalents              (15,114)     (13,217)     (13,925)      (7,780)         9,771
    Cash and cash equivalents at beginning of period                   64,233       58,710       63,044       53,273         53,273
                                                                     --------    ---------    ---------    ---------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $ 49,119    $  45,493    $  49,119    $  45,493    $    63,044
                                                                     ========    =========    =========    =========    ===========

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETROLEUM GEO-SERVICES ASA
                                        ----------------------------------------
                                              (Registrant)


                                        By:    /s/ William E. Harlan
                                        ----------------------------------------
                                                   William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                    and Controller


Date:    August 18, 2000